Exhibit 99.1

NOTICE

TO HOLDERS OF WARRANTS OF

CYTODYN INC.

November 5, 2018

We are writing to notify you, pursuant to one or more Warrants held by you to purchase shares of common stock, $0.001 par value per share (the “Common Stock”), of CytoDyn Inc., a Delaware corporation (the “Company”), that the Company expects to effect a holding company reorganization pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the “Holdco Reorganization”), in order to achieve certain tax efficiencies in connection with the anticipated closing of an acquisition (the “Acquisition” and, together with the Holdco Reorganization, the “Transactions”) by the Company of certain assets and intellectual property of ProstaGene, LLC, a Delaware limited liability company (“ProstaGene”).

The Transactions are expected to be consummated on or about December 7, 2018, subject to postponement or cancellation pursuant to the terms of the Transaction Agreement (the “Transaction Agreement”), dated August 27, 2018, by and among the Company, ProstaGene and certain affiliates of each.

The anticipated Transactions and the Transaction Agreement are described in greater detail in the Company’s Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2018, which is incorporated by reference herein. The Form 8-K can be accessed on the Company’s website (http://www.cytodyn.com/) and also on the SEC’s website (http://www.sec.gov/).